MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

24 November 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 3 November 2004, the Company filed with the London Stock Exchange an announcement regarding an update of the Restructuring.

On the 12 November 2004, the Company filed with the London Stock Exchange an announcement regarding the Proposed Restructuring.

On the 15 November 2004, the Company filed with the London Stock Exchange an announcement regarding the Bondholder Circular.

On the 17 November 2004, the Company filed with the London Stock Exchange an announcement regarding the Bondholder Voting Agreements.

dlw 11/30

J:Grpsec-15-07-0801-001-SEC-3-041116

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU
ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

On the 24 November 2004, the Company filed with the London Stock Exchange an announcement regarding the Agreement of the Restructure without the approval of the Bondholders.

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-041116

RNS Number:7843E
MyTravel Group plc
03 November 2004

3 November 2004

MyTravel Group plc

Restructuring update

The Board of MyTravel is continuing to pursue a consensual restructuring which requires the agreement of the company's lending banks and facility providers and the approval of the company's convertible bondholders and ordinary shareholders. Indications of agreement have already been received from lending banks and facility providers holding a majority of the commitments involved. Circulars will be sent to the shareholders and the convertible bondholders in due course.

While the Board would prefer to implement the restructuring on a consensual basis, it believes it is appropriate to prepare a contingency plan in case agreement is not reached. Accordingly, MyTravel is beginning a parallel process to implement the restructuring using a scheme of arrangement under section 425 of the Companies Act 1985. The company has commenced the process of seeking the directions of the court to convene the meetings of shareholders and creditors required to approve the scheme. The initial hearing at which the court will be asked to give directions to convene these meetings is expected to take place on 18 November.

A scheme of this kind requires the approval of the creditors of the MyTravel Group plc, primarily the lending banks and facility providers, and its shareholders, but does not require the approval of the bondholders. The scheme involves the creation by the company of a new holding company and transferring to that new holding company all the assets of the company. The new holding company issues shares to existing ordinary shareholders and to the converting creditors, as in the consensual restructuring proposal. The new holding company assumes all responsibility for payment of all liabilities of the company, including trade creditors, other than liabilities such as the obligations to bondholders that are subordinated in a winding up of the company. This allows the new holding company to carry on as holding company of the MyTravel Group free of claims by the bondholders. The scheme will not affect creditors of subsidiaries.

Under the consensual restructuring proposal, bondholders will be offered conversion into shares representing 8% of the enlarged share capital of the company. Unless by 17 November 2004 a sufficient majority of bondholders has entered into voting agreements undertaking to support the consensual restructuring proposal, the bondholders' share will be reduced to 4%. If the scheme is implemented instead of the consensual process, the offer to

Dr Angus Porter Non-Executive Director
Paul Walker Non-Executive Director

12 November 2004

Dear Bondholder,

1. Introduction

The Board announced on 13 October 2004 that the Company proposed to restructure its balance sheet. The Board is pursuing a consensual restructuring which requires the agreement of Converting Creditors, Participating Creditors, Bondholders and Shareholders, further details of which are set out in this document. The key points of the Consensual Restructuring Proposal are:

· The conversion into equity in the Company of approximately £800 million of unsecured debt and facilities, including:

- A £250 million revolving credit facility;
- US$100 million US private placement notes;
- £209 million non-equity minority interest preference shares;
- certain elements of aircraft leasing arrangements; and
- all of the outstanding Bonds.

· On implementation of the Consensual Restructuring Proposal:

- new shares representing 88 to 92 per cent. (depending on the proportion of shares to be issued to Bondholders (see below)) Post-Restructuring Share Capital of the Company will be issued to the Converting Creditors;

- new shares representing eight per cent. of the Post-Restructuring Share Capital of the Company will be issued to Bondholders if, on or before 17 November 2004 (or such later date as the Company may decide), Bondholders holding not less than 75 per cent. (or such lower percentage as the Company may decide) of the outstanding Bonds enter into Voting Agreements. If such Voting Agreements have not been entered into by such date, new shares representing four per cent. of the Post Restructuring Share Capital of the Company will be issued to Bondholders; and

- existing shareholders will retain four per cent. of the Post-Restructuring Share Capital of the Company.

· The provision at no material cost to the Company of new five year committed

facilities (the New Bonding and Letter of Credit Facilities) by the Participating Creditors.

The Consensual Restructuring Proposal is described in more detail in paragraph 5 below.

While the Board would prefer to implement the Consensual Restructuring Proposal, it believes it is appropriate to prepare a contingency plan in case agreement is not reached. Accordingly, the Board announced on 3 November 2004 that the Company had commenced a parallel process to implement the Restructuring using a scheme of arrangement under section 425 of the Companies Act 1985. Further information on the Scheme is set out in paragraph 6 below.

The purpose of this document is to provide you with information on the Consensual Restructuring Proposal, to explain why the Restructuring is necessary and to seek your approval to the Bondholders' Resolution required to implement the Consensual Restructuring Proposal.

A notice convening the Bondholders' Meeting to be held at 10.00 a.m. on 10 December 2004, at which the Bondholders' Resolution will be considered, is set out at the end of this document.

The Board believes that the terms offered to Bondholders under the Consensual Restructuring Proposal are fair to Bondholders. The maximum of eight per cent. of the Post-Restructuring Share Capital of the Company to be made available to Bondholders represents approximately the same proportion as they would have been entitled to receive applying the same methodology used to calculate the entitlements of the Converting Creditors but ignoring the fact that in a liquidation the Bondholders' rights would be subordinated. If the Company does enter an insolvency proceeding, which is inevitable if its balance sheet is not restructured, the Bondholders will not be entitled to any distribution of assets.

2. Background to and reasons for the Restructuring

The position of the Company today, which makes the Restructuring necessary, results from two years of pre-tax losses that left the consolidated balance sheet of the Group with significant net liabilities (as at 30 September 2003 the consolidated net liabilities of the Group were £672.6 million). Although the Company has made significant progress towards turning round the business since the problems first became apparent in 2002, the Company's financial position is not sufficiently robust to satisfy its key regulator, the CAA, or to provide a sound basis for the business going forward.

Financial position

The Company has suffered two years of poor trading results and financial performance.

	2001 £m	2002 £m	2003 £m
Operating profit/(loss)	113.2	(20.4)	(358.3)
Exceptional items	(16.7)	(28.4)	(450.2)
Finance charges	(2.4)	8.5	(75.5)
Pre tax profit/(loss)	62.3	(72.8)	(910.9)
Post tax profit/(loss)	37.6	(43.3)	(908.1)
Net assets/(liabilities)	454.9	386.7	(672.6)

Note: the information in the above table has been extracted without material adjustment from the audited financial statements of the Group for the three financial years ended 30 September 2003.

The results for FY 2002 reflected the difficult trading conditions which followed the events of 11 September 2001 and a weak performance by the Group, particularly in the UK. The results were also affected by a number of accounting changes and adjustments.

In FY 2003, the external trading environment was exceptionally difficult in each of the Group's three markets - the UK, Northern Europe and North America. The Iraq war deterred people from travelling overseas in all three markets; the SARS epidemic had a severe impact on trading in Canada; and unusually hot weather in the UK and Scandinavia depressed demand for foreign holidays. The Group's structural inflexibility prevented it from responding effectively to this extremely tough trading environment. The Group's operations in the UK contributed almost all of the underlying trading deterioration.

The Group's trading performance in FY 2003 was exacerbated by poor management information systems, which impeded the Group's ability to make reliable

forecasts and take appropriate action. Poor pricing decisions made in FY 2002 as a consequence of poor management information systems together with weaker than expected trading in the late summer period contributed to lower margins, despite a reduction in capacity. Cost control lapses in the UK airline also had an adverse impact on margins.

In FY 2002, the Company implemented changes to accounting policies on revenue recognition and deferred costs (to a more appropriate and conservative basis). The financial impact of the change in accounting policies was to reduce operating profit by £20.3 million (2001: £19.0 million).

In FY 2002, the Company also identified problems which had arisen as a result of the establishment of a new accounting centre in Rochdale. The centre had experienced serious control failures and as a result there was inaccurate reporting of financial information. A number of accounting errors were identified including some that were cumulative over several years. The results for FY 2002 were affected by these accounting items and by the Board's desire to adopt a more conservative approach to the preparation of the accounts. The Board estimates that, in FY 2003, a significant part of the deterioration of £337.9 million in operating profit compared to FY 2002 related to non-comparable items, most of which occurred in the UK business, including the effects of foreign exchange, business disposals, administration costs associated with the 2003 refinancing and other mainly non-cash items arising froma management review of the carrying value of balance sheet assets and liabilities.

Exceptional items in FY 2003 included impairment of goodwill of £178 million and impairment of fixed assets of £106 million as well as provisions against assets and obligations of £59 million. An exceptional charge of £82 million was taken against the disposal of the Group's operations in Germany. In FY 2002 the principal exceptional item was the cost of accounting errors of £26 million.

In FY 2002 bank interest receivable and other credits of £52 million exceeded finance charges payable of £44 million. In FY 2003 the interest receivable was £35 million and finance charges payable were £89 million with an additional amount of exceptional finance charges of £22.5 million arising from the 2003 refinancing (see below).

Balance sheet

As at 30 September 2003 the consolidated net liabilities of the Group were £672.6 million. The main contributors to the decline in net assets from £454.9 million in 2001 to £(672.6 million) in 2003 were:

- Losses at the operating level £(378.7 million)

- Goodwill and exceptional operating items £(540.0 million)

- Reclassification of non-equity minority interest preference shares as debt £(208.3 million)

As at 31 March 2004 the unaudited consolidated net liabilities of the Group were £877.6 million, the decline compared to the position at 30 September 2003 being due to losses during the period.

Cash flow

Since the end of FY 2002, although the Group has been able to maintain and extend the maturity of the facilities committed at that date, the Group has not been in a position to obtain new banking facilities. Despite careful cash management throughout this period, the Group's cashflows from operations have not been sufficient for it to meet its liabilities and it has been dependent on proceeds of disposals of businesses.

Actions taken

The Group has taken significant steps to turn around the business since FY 2002, and has made significant progress.

Management changes

In October 2002, Peter McHugh, who had been Chief Executive Officer of MyTravel North America, was appointed as Group Chief Executive. Since that time all the other executive directors of the Company have resigned. John Allkins was appointed as Group Finance Director in December 2003 and I became Chairman in March 2004. There have also been a number of changes of senior management below board level. As a result, the Company now has a smaller management team comprised of capable people with broad experience of the travel industry.

Strategic Review

In November 2002 the Company announced that it would conduct a strategic review of its business. That review, which was completed in March 2003, set out the strategic direction of the Company with the main aims of restoring profitability, reducing risk, improving cash flow and generating better returns from the assets of the Company. Specific actions to be undertaken by the Company in order to achieve these aims included:

· Reducing the proportion of costs that were fixed and making significant reductions in administrative and other overhead costs:

- The Company has retired its older, noisier, less fuel-efficient aircraft, and by 31 October 2004 had reduced the number of aircraft in the fleet from 53 to 44.

- The Company has reduced the level of guaranteed accommodation, particularly in its UK business.

- The Company is in the process of completing the disposal of its cruise ships in favour of focussing on the sale of cruise holidays.

- The Company has identified potential cost savings of £150 million by 2005. It is ahead of schedule on delivering the cost savings and believes that it will exceed that target.

· Improving the utilisation of assets owned by the Company:

- As well as reducing the number of aircraft in the fleet, the Company is optimising the utilisation of its remaining aircraft. In particular, the flight plan developed as part of the Company's business plan focuses on profitable lines of flying and eliminates some lossmaking sectors.

- The Company has made significant reductions in the number of hotel beds it has on sale. It expects to use the guaranteed beds that it still has more effectively. The Company has improved its ability to respond flexibly to changes in the market place.

· Restructuring the UK charter and distribution businesses to match supply more closely with demand and ensuring the UK business was managed for margin and profit rather than volume or market share:

- The Company has created a divisional management structure for the UK business units that allows further simplification and will result in deeper cost reductions, the further elimination of unnecessary accounting and a more effective commercial relationship with MyTravel Airways.

- In addition, the Company is restructuring the back office functions of the main UK division to allow better planning, further cost cutting opportunities and the flexibility to react in a coordinated fashion to changing market conditions.

- The Company has adopted a more rigorous approach to trading. It has substantially improved its management information systems and it has significantly upgraded its yield management processes in the UK.

The Board has also reduced the Group's risk profile by disposing of a number of loss-making businesses including the German operations. Since 1998, the German

business alone, which was consistently loss making, lost the Company a total of £381 million.

The Board continues to believe that the directions set in the strategic review are correct. Its future plans will build on the base created in 2003 and 2004. The Company will continue to increase its ability to respond flexibly to changing demand by:

· further reducing the number of aircraft in the Group fleet by 2007 and increasing its use of third party flying capacity;

· reducing further the level of accommodation guarantees; and

· continuing to improve both its management information systems and yield management tools to optimise the returns from its business.

Accounting systems review

The Board has addressed the financial control issues identified in FY 2002 and FY 2003 by:

· implementing a thorough review of, and significantly improving, the Group's accounting practices and systems;

· strengthening the management team;

· outsourcing the transaction processing at the Rochdale accounting centre to Xansa UK Limited in April 2004;

· applying significant resources to identifying and resolving accounting and internal control issues. This process was started early in 2003, and since 1 April 2004, this process has been undertaken in conjunction with Xansa UK Limited. It will be completed during FY 2005;

· simplifying the Group's accounting processes, particularly by eliminating unnecessary intercompany transactions. The Group is in the process of introducing a common accounting structure for the UK businesses which will further improve both management control and information. The first phase was introduced to plan on 1 November 2004 and the process will be completed before the end of FY 2005; and

· outsourcing its internal audit function to Ernst & Young with effect from July 2003. Since that time the Company has undertaken extensive work to implement the control improvement recommendations produced from the internal audit process.

2003 Refinancing

The Company completed the refinancing of most of the Group's major finance facilities in June 2003 when the Company entered into the Override Agreement. This agreement extended the maturity date of the principal facilities to May 2006 (the maturity of the US private placement notes was shortened to the same date) and aligned the undertakings, financial covenants and events of default under the relevant facilities.

The refinancing was necessary to avoid prospective payment defaults when facilities matured and was intended to allow time for the Company to implement its plans set out in the strategic review.

In September 2003 the Bondholders approved modifications to the terms and conditions of the Bonds including an extension of their maturity from 2004 to 2007 and an increase in the coupon rate from 5.75 per cent. to 7.00 per cent.

Further details of the 2003 refinancing are set out in Part IV.

Disposals

Since the end of the 2002 calendar year the Group has made a number of significant disposals, including, in November and December 2003, the sale of four major US businesses for a total of approximately $250 million gross cash proceeds (approximately £140 million). In addition, in the 2003 calendar year the Group completed the disposal of a number of high-risk, loss-making businesses, including the Group's German and Polish operations, and SunTrips and Vacation Express in the US. The proceeds of these disposals have been utilised to provide working capital for the Group.

Other disposals since the end of the 2002 calendar year include Sunway Travel (Coaching) Limited (trading as Leger Holidays), MyTravel Financial Services Limited, B.V. Reisbureau Marysol, land at Las Meloneras in Gran Canaria and the Lake Eve development in Orlando, Florida and the trade and assets of each of Jetset (Europe) plc and Sunair BV.

Implementation of business plan

The Board has adopted a business plan with the aim of returning the Company's UK business to sustainable profits, matching the turnarounds already achieved in Northern Europe and North America. This plan builds on the actions already taken following the strategic review and recognises the UK, Northern Europe and North America as the continuing core business. It is based on improved understanding and analysis of the dynamics of the market in which the Company operates, the economics of different aircraft types and accommodation guarantees, and the

Group-wide profitability of different routes, resorts and individual properties.

The plan calls for continued improvement in Northern Europe and North America based on cautious growth and some further cost reduction.

The Board's view of the UK market is that the volume of overseas holidays is likely to grow strongly, that the package holiday market will remain a substantial market, and that customer preferences will continue to evolve. As a consequence, the Board decided that the Group's UK capacity should be cut to bring the supply of holidays into balance with demand, which was the strategy successfully employed in turning around its Northern Europe business. The Board has also decided that changes should be made to achieve greater flexibility and to align the product more closely to changing market requirements.

Action has already been taken to reduce capacity and to reduce the size of the UK aircraft fleet. The remaining key elements of the business plan in the UK are:

· to capitalise on recently gained flexibility in accommodation guarantees to simplify and improve the product offer and match it more closely with market demand;

· to continue to drive costs down, particularly overheads and accommodation;

· to complete the redefinition of brand propositions and focus marketing effort on delivering these propositions;

· to improve distribution by investment to increase on-line sales, revitalising the Going Places retail chain and improving call centre efficiency;

· to take advantage of the rapid growth of independent travel by consolidating and developing the Company's specialist businesses, Bridge, Cresta and Tradewinds, and establishing new specialist businesses, such as The Cruise Store, a cruise retail business selling the products of different cruise lines by telephone, internet and Going Places travel agents; and

· to continue simplifying the UK business and improving its organisational effectiveness.

The need for a financial restructuring

A financial restructuring is necessary now for the following reasons:

· although the Group's financial arrangements are committed until May 2006, the Board believes that the Group will not be in a position to repay the facilities

then maturing (a total amount of £900 million matures in May 2006, with £216.3 million required to redeem the Bonds in 2007) out of its cashflows or to arrange new facilities at that time to replace them. The Board does not consider it would be appropriate for the Group to continue trading without a clear plan to deal with these obligations;

· the Group's cash position continues to be finely balanced and requires careful management. Although the Group has sufficient resources for its immediate needs and is continuing to meet its liabilities the Board does not believe, in the absence of a restructuring, its projections of available cash resources after the payment of interest and fees on its borrowings during the next year (which assume there is no interruption in normal trading) will be sufficient for the Group to continue trading through the next year. Without a restructuring the Group is not in a position to arrange additional working capital facilities; and

· the Company maintains an active dialogue with its principal regulator, the CAA. The CAA expects the Group's financial position to be strengthened through a restructuring of its balance sheet. The Board believes that if a restructuring on terms acceptable to the CAA is not implemented by the end of the year the CAA is likely to revoke the Group's licences and as a result the Group would be unable to continue trading. The Board believes that the CAA will accept the Restructuring as a satisfactory response to its concerns. The Board does not believe that there is any other approach that would be acceptable to its banks and other facility providers and to the CAA. For further information on the CAA requirements see Part VII.

The Board believes that if the Company is not able to restructure its balance sheet in a timetable acceptable to the CAA it is inevitable that the Company will cease trading and enter into insolvency proceedings. If that occurs the Board believes there will be no assets available for distribution to the Shareholders and the Bondholders.

3. Effect of the Restructuring

Implementation of the Restructuring will create a stronger foundation for the Group's business going forward, including:

· liabilities of the Group will be reduced by approximately £800 million;

· annual interest charges and other fees incurred by the Group in respect of its borrowings, which were £74.4 million for FY 2003, will be reduced to a significantly lower level following the Restructuring;

· the bonding required for regulatory purposes by the Group's tour operating companies and airline will be committed for five years; and

· the New Bonding and Letters of Credit Facilities will provide support for new working capital facilities for the Group.

A pro forma statement of consolidated net assets prepared for illustrative purposes, showing the financial position of the Group as at 31 March 2004 (the date of the latest published unaudited interim consolidated balance sheet) if the Restructuring had been implemented at that date is set out in Part VI. This shows the Group having consolidated net liabilities of £184.7 million and creditors due after one year of £148.2 million on a pro forma basis.

Bondholders should read the whole of this document and not rely solely on the summarised information in this paragraph.

4. Current trading and prospects of the Group

On 13 October 2004 the Company announced that its operating result for the 12 months to 30 September 2004 would be approximately break-even. Having changed its accounting reference date to 31 October, the Company expects to announce its results for the period to 31 October 2004 in December 2004.

The UK market for summer 2004 improved after a difficult start, and the UK division will report a profit for the summer season. For the 12 months to 30 September 2004, while the UK division will still show a loss, its performance was significantly better than in FY 2003. Both Northern Europe and North America had excellent summers and will report a profit for the 12 months to 30 September 2004. For the Winter season, bookings continue to be encouraging for all divisions and the Company, which has reduced UK capacity significantly in both Winter and Summer seasons, is targeting a further trading improvement in FY 2005.

The Board believes that following the completion of the Restructuring there will be a good prospect of successfully implementing the business plan described above.

5. Summary of the Consensual Restructuring Proposal

Conversion of debt to equity

The Consensual Restructuring Proposal involves the claims of the Converting Creditors and the Bondholders (or, in the case of Converting Creditors under the converting aircraft leasing arrangements, part of their claims) against the Company and other members of the Group and certain third parties being satisfied or released or in some cases transferred to other members of the Group and the Company issuing New Shares to the Converting Creditors and the Bondholders. The New Sharesto be issued will be New A Ordinary Shares or Convertible Shares. See

paragraph 7 for an explanation as to why there will be two classes of New Shares. The rights of the New A Ordinary Shares and the Convertible Shares are summarised in Part II.

New Shares will be issued to the Converting Creditors and the Bondholders pursuant to the Consensual Restructuring Proposal which represent 96 per cent. of the Post-Restructuring Share Capital of the Company.

The New Shares issued to Bondholders on completion of the Consensual Restructuring Proposal will represent eight per cent. of the Post-Restructuring Share Capital of the Company if Bondholders holding in aggregate 75 per cent. (or such lower percentage as the Company may decide) or more of the Bonds have entered into Voting Agreements with the Company on or before 17 November 2004 (or such later date as the Company may decide). If such Voting Agreements have not been so received, the New Shares to be issued to Bondholders pursuant to the Consensual Restructuring Proposal will be reduced to four per cent. of the Post-Restructuring Share Capital of the Company. If Bondholders do not agree to the Consensual Restructuring Proposal and the Scheme is implemented, the shares to be offered to Bondholders after the Scheme has been implemented will represent two per cent. of the fully diluted ordinary share capital of a new holding company of the Group, MyTravel Holdings (see paragraph 6). Following implementation of the Restructuring, the Post-Restructuring Share Capital of the Company (or, if the Scheme is implemented, the fully diluted share capital of MyTravel Holdings) will be held by the Converting Creditors, the Bondholders and the Shareholders in the following proportions:

	% of Post-Restructuring Share Capital of the Company (if 75% Voting Agreements)	% of Post-Restructuring Share Capital of the Company (if (if<75% Voting Agreements)	% of fully diluted share capital (if the Scheme is implemented)
Converting Creditors:	88%	92%	94%
Bondholders:	8%	4%	2%
Shareholders:	4%	4%	

4%		
Total: 100%	100%	100%

In formulating the terms of the Consensual Restructuring Proposal the Company has taken into account an assessment of the amount creditors would receive in a liquidation of the Company. That assessment indicates that there would be no assets available for distribution to Bondholders and Shareholders. Notwithstanding this, in recognition that all parties will benefit from an orderly restructuring process, the Converting Creditors (who are not subordinated) are being asked to agree to the allocation of the equity of the Company indicated above. In particular, Bondholders should note that the eight per cent. share of the Post-Restructuring Share Capital of the Company that they are offered under the Consensual Restructuring Proposal is approximately the same share as they would be entitled to if their claims were not subordinated in a liquidation, applying the methodology used to calculate the entitlements of the Converting Creditors.

Interest standstill

The Converting Creditors and the Participating Creditors have agreed that interest, fees and other consequential payments due under their facilities accruing from 29 September 2004 will not be payable until the Business Day prior to any payment of interest continuing to accrue on the Bonds (as described below). If the Restructuring Completion Date occurs on or prior to such date the amount accrued will not be payable but will be capitalised or waived. If the Restructuring Completion Date has not occurred on or prior to such date, the amount accrued will be due and payable on that date.

The modifications proposed to the terms and conditions of the Bonds provide for interest on the Bonds to accrue up to (and including) 29 September 2004, which amount will be payable on the Restructuring Completion Date. Interest continuing to accrue on and after 30 September 2004 will only be payable if the Restructuring Completion Date has not occurred before the payment becomes due.

New Bonding and Letter of Credit Facilities

The Participating Creditors have been asked to agree to make available to the Company the New Bonding Facility and Letter of Credit Facilities, which are committed facilities expiring five years from the Restructuring Completion Date, initially at no material cost (interest or otherwise) to the Company. Pursuant to the New Bonding Facility and Letter of Credit Facilities, the Participating Creditors will issue bonds, guarantees and letters of credit to guarantee to third parties the performance by the Company and its subsidiaries of their

obligations. The New Bonding Facility and Letter of Credit Facilities will be available for both regulatory and general corporate purposes of the Group. These facilities will ensure that the Company and its subsidiaries are able to obtain the bonding they require to meet the requirements of their respective regulators and will provide support for new working capital facilities for the Group. As a result these facilities will contribute materially to the financial strength of the Group. Further information relating to the New Bonding Facility and Letter of Credit Facilities is set out in the summaries of the Restructuring Agreements in Part V.

Effect of the Consensual Restructuring Proposal on the Warrants

The Warrants entitle the holders to subscribe for up to 93,089,831 Existing Ordinary Shares. Following implementation of the Consensual Restructuring Proposal, these Existing Ordinary Shares will represent 0.68 per cent. of the enlarged issued share capital of the Company, assuming full conversion of the Convertible Shares and exercise of the Warrants but excluding New A Ordinary Shares to be issued on exercise of the options to be granted under the Management Incentive Plan or under any other employee option scheme operated by the Company. The Warrants are not currently exercisable and only become exercisable when they are listed. It is expected that the Warrants will be listed when the Consensual Restructuring Proposal becomes effective.

Restructuring Agreements

The Company proposes to enter into the Restructuring Agreements with the Converting Creditors and the Participating Creditors pursuant to which such parties will agree to the implementation of the Restructuring. Summaries of the terms proposed for the Restructuring Agreements are set out in Part V.

Conditions

Conversion of the Bonds pursuant to the Consensual Restructuring Proposal is subject to the following conditions being satisfied or waived by not later than 31 March 2005:

- the Bondholders approving the Bondholders'Resolution to approve the modification of the terms and conditions of the Bonds;

- the Shareholders passing a special resolution to approve, inter alia, the creation and grant of authority to allot the New Shares and to make the necessary changes to the Articles of Association; and

- the Restructuring Agreements being entered into and the conditions therein being satisfied or waived in accordance with their terms.

6. The Scheme

If Bondholders do not approve the Bondholders' Resolution the Company intends, instead of the Consensual Restructuring Proposal, to seek to implement the Restructuring by way of a scheme of arrangement under section 425 of the Companies Act 1985. In the opinion of the Directors, having taken legal advice, the Scheme will not require Bondholder approval. The Scheme will involve the acquisition of the Company by MyTravel Holdings and a transfer to MyTravel Holdings of all of the assets of the Company (other than certain rights under insurance policies that are to be retained by the Company and held by it in trust for claimants). MyTravel Holdings will assume responsibility for payment of all liabilities of the Company, other than liabilities such as the obligations to Bondholders that are subordinated in a winding up of the Company and liabilities to Converting Creditors (whose liabilities will be dealt with pursuant to the Restructuring Agreements). This will allow MyTravel Holdings to carry on as holding company of the Group free of claims by the Bondholders. The Scheme will require approval at meetings of shareholders of the Company and the unsubordinated creditors whose claims are to be transferred and/or released.

If this approach is adopted, Shareholders would receive the same share of the fully diluted ordinary share capital as they would under the Consensual Restructuring Proposal but Bondholders would be offered only two per cent. of the fully diluted ordinary share capital of MyTravel Holdings. The Scheme is described in more detail in Part XI.

The Board's preferred approach would be to proceed with the Consensual Restructuring Proposal set out in this document, with the agreement of all parties. However, the Board is of the view that it would not be appropriate for any one group to seek to extract more beneficial terms through a tactic ofwithholding agreement to the Consensual Restructuring Proposal. Accordingly, on 3 November 2004 the Board announced that it has initiated the process necessary to implement the Scheme, should the Bondholders not support the Consensual Restructuring Proposal.

The Company has applied to the Court for directions to convene the meetings of Shareholders and general creditors required to approve the Scheme. A hearing of this application is expected to take place on 18 November 2004. If directions sought are given it is expected that a document containing details of the Scheme will be despatched shortly after the hearing and meetings will be held in December. If the Scheme is approved by the Shareholders and the general creditors the final hearing to sanction the Scheme is expected to take place on 20 December 2004.

If Bondholders holding in aggregate more than 75 per cent. of the outstanding Bonds (or such lower amount as the Company may decide) enter into Voting Agreements with the Company on or before 17 November 2004 (or such later date as

the Company may decide), the Company will take no further action towards the implementation of the Scheme but will seek to implement the Consensual Restructuring Proposal.

7. Nationality requirements

Pursuant to the EC Regulation, the holder of an Operating Licence (as defined in Part VII) must be both majority owned and effectively controlled by EEA Nationals at all times.

To ensure compliance with the EC Regulation, the Company will amend its Articles of Association to require Ordinary Shares held by non-EEA Nationals to be recorded on a Separate Register. If the number of Ordinary Shares recorded on the Separate Register exceeds 40 per cent. of the Ordinary Shares in issue at any time, the Directors are authorised to take certain actions in respect of the Ordinary Shares recorded on the Separate Register to ensure the terms of the EC Regulation are not breached.

In addition, the New Shares to be issued to Converting Creditors (or to such persons as they may nominate) and Bondholders pursuant to the Consensual Restructuring Proposal will be issued as either New A Ordinary Shares or Convertible Shares.

The New A Ordinary Shares will be received by Converting Creditors (or by such persons as they may nominate) and Bondholders who have certified, to the reasonable satisfaction of the Company, that they are EEA Nationals. Those Converting Creditors and Bondholders who have not certified, to the reasonable satisfaction of the Company, that they are EEA Nationals will be issued Convertible Shares. The Convertible Shares will be convertible into New A Ordinary Shares at any time by a holder who certifies, to the reasonable satisfaction of the Company, that he is an EEA National. In addition, the Convertible Shares will be convertible into New A Ordinary Shares periodically by holders who are not EEA Nationals provided that such conversion will not result in more than 40 per cent. of the Ordinary Shares being held on the Separate Register.

The Board has designed the terms of the Convertible Shares with the intention of facilitating the Convertible Shares and the New A Ordinary Shares trading at market values that are not materially different.

Further information on the nationality restrictions on ownership of the New A Ordinary Shares and the rights attaching to the Convertible Shares is set out in Part II.

8. Borrowing restrictions and restrictions on changes to the business of the Company

The Converting Creditors have requested that the Articles of Association should be amended with effect from the Restructuring Completion Date to set a limit on the amount of borrowings of the Group. The Company has proposed to the Converting Creditors that the aggregate principal amount from time to time outstanding of all Group borrowings (other than certain excluded borrowings) shall not exceed £300,000,000 without the sanction of a special resolution of the Company.

The Company has also proposed to the Converting Creditors that the Articles of Association should be further amended to require the prior approval of shareholders by special resolution to any substantial change in the business of the Company.

These proposals are under discussion with representatives of the Converting Creditors and the definitive terms of the restrictions formally adopted may differ from this description.

These changes to the Articles of Association will require approval by a special resolution passed by Shareholders. It is expected that an extraordinary general meeting at which this resolution will be proposed will be convened for a date in mid-December 2004.

9. Rights attaching to the New Shares

The New Shares will be issued as New A Ordinary Shares or Convertible Shares as set out in paragraph 7.

The New A Ordinary Shares to be issued pursuant to the Consensual Restructuring Proposal will have a nominal value of 1p but will have the same rights as the Existing Ordinary Shares of 10p. However, as the Existing Ordinary Shares and the New A Ordinary Shares will be different classes they will trade as different securities.

On a per share basis, each New A Ordinary Share will have the same rights, and will rank pari passu with, the Existing Ordinary Shares, including the rights:

· to one vote on a poll;

· to a dividend equal to the dividend payable in respect of an Existing Ordinary Share; and

· in a winding up of the Company, after the payment of debts, to a share of the capital or participation in the distribution of the assets of the Company equal to that received by a holder of an Existing Ordinary Share.

The Convertible Shares will entitle holders to be paid a 1 per cent. fixed non-cumulative dividend in priority to any dividend or distribution to holders of the Ordinary Shares. Each Convertible Share will entitle the holder to a distribution up to its par value on a winding up of the Company ranking in priority to any distribution in respect of the Ordinary Shares. The holders of the Convertible Shares will not be entitled to any further right of participation in the profits or assets of the Company.

The holders of the Convertible Shares will not be entitled to attend, speak or vote at any general meeting of the Company except on a resolution for the winding up of the Company or the variation of the rights attaching to the Convertible Shares.

The Convertible Shares will be convertible into New A Ordinary Shares (on the basis of one Convertible Share to one New A Ordinary Share) by the holder in a number of circumstances, including at any time if such holder certifies, to the reasonable satisfaction of the Company, that he is an EEA National.

The rights attaching to the New A Ordinary Shares and the Convertible Shares are set out in Part II.

10. Modification to the terms and conditions of the Bonds

Pursuant to the Consensual Restructuring Proposal, the terms and conditions of the Bonds will be modified to:

(A) provide for the mandatory conversion of the Bonds into New Shares and, from the Restructuring Completion Date, that the Bonds will cease to be transferable and will confer no rights save as evidence of the entitlement to receive New Shares (or, as described in (B) below, in certain circumstances cash in lieu thereof) pursuant to the conversion of such Bonds. In particular, following the Restructuring Completion Date, the Bonds will not evidence a right to payment of principal, interest, success fee or any other amount (other than in lieu of New Shares arising on conversion as described in (B) below);

(B) provide for the Company to procure the sale of the New Shares and the distribution of the cash proceeds from such sale (less any costs of sale) to the Bondholder if the Company has not received ba Conversion Form and, as

applicable, an Uncertificated Conversion Instruction in respect of his Bonds by the date that is six calendar months after the Restructuring Completion Date. Any claims against the Company for such cash proceeds not made within 10 years of the Restructuring Completion Date shall be prescribed; and

(C) entitle Bondholders to interest on their Bonds accruing up to and including 29 September 2004, such interest to be paid on the Restructuring Completion Date, and to confirm that Bondholders will have no right to interest accrued after that date.

The modification to the terms and conditions of the Bonds will be made by way of entry by the parties into a Second Supplemental Trust Deed amending the terms and conditions of the Bonds. Details of the modifications to be included in the Second Supplemental Trust Deed are set out in Part III.

A copy of the draft Second Supplemental Trust Deed will be available for inspection between 9.00 a.m. and 5.00 p.m. on any Business Day at the offices of the Company at Parkway One, Parkway Business Centre, 300 Princess Road, Manchester M14 7QU and at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY between 9.00 a.m. and 5.00 p.m. on any weekday (public holidays excepted) up to and including the day of the Bondholders' Meeting.

Modification of the terms and conditions of the Bonds is subject to the conditions described in paragraph 5 above, including the conditions in the Restructuring Agreements being satisfied or waived in accordance with their terms. As a result, Bonds will not convert into New Shares pursuant to the Consensual Restructuring Proposal until the Converting Facilities convert. Certain key conditions of the Restructuring Agreements are set out in Part V.

Modification of the rights relating to the payment of interest shall be effective from the passing of the Bondholders' Resolution. However, if the Shareholders' special resolution to approve, inter alia, the creation and grant of authority to allot the New Shares and to make necessary changes to the Articles of Association is not passed or the Restructuring Agreements are not entered into and the conditions therein have not been satisfied or waived in accordance with their terms by 31 March 2005, Bondholders will be entitled to this interest which shall become immediately due and payable.

11. The Bonds

The Bonds are constituted under the Trust Deed and were issued by the Company (which was then called "Airtours plc") on 21 December 1998. The Bonds have a final maturity date of 5 January 2007 and the principal amount of the Bonds outstanding is £216,360,332. Interest at 7.00 per cent. Per annum is payable

semi-annually in arrear on 5 January and 5 July in each year. The Bonds are presently convertible, at the request of a Bondholder, into Existing Ordinary Shares at an exercise price of 443p.

The Trustee of the Bonds is Citicorp Trustee Company Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB; the Depositary is Citibank (Channel Islands) Limited of PO Box 104, 38 Esplanade, St. Helier, Jersey JE4 8DB; the Custodian is Citibank (Channel Islands) Limited of PO Box 104, 38 Esplanade, St. Helier, Jersey JE4 8DB; the Principal Paying and Conversion Agent is Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA; the Paying and Conversion Agents are Citibank, N.A., London Branch of 5 Carmelite Street, London EC4Y 0PA and The Bank of New York of Avenue des Arts 35, Kunstlaan B-1040, Brussels, Belgium; and the Registrar is Lloyds TSB Registrars Scotland, PO Box 28448, Finance House, Orchard Brae, Edinburgh, EH4 1PF.

The Bonds were issued in bearer form represented by Global Bonds, without coupons attached and also in registered form, without coupons attached, on both an uncertificated and a certificated basis.

The Bearer Bonds in which beneficial interests were sold in transactions in reliance on Regulation S under the US Securities Act are represented by a global bond in bearer form. Bearer Bonds in which beneficial interests were resold pursuant to Rule 144A under the US Securities Act are represented by a global bond in bearer form. Registered Bonds were issued only in respect of Bonds sold in transactions in reliance on Regulation S and only upon transfer or exchange of interests in the Global Bonds as described in the terms and conditions of the Bonds.

The Global Bonds are deposited with the Custodian pursuant to the Deposit and Custody Agreement between the Company, and Citibank (Channel Islands) Limited dated 21 December, 1998 as amended and supplemented by the first supplemental deposit and custody agreement dated 15 September 2003. Interests in the Rule 144A Global Bond and the Regulation S Global Bond are represented by the Rule 144A Global Receipt and the Regulation S Global Receipt, respectively, which were issued by the Depositary to, and registered in the name of, National City Nominees Limited as nominee for Euroclear Bank S.A./N.V., as operator of Euroclear and Clearstream. Ownership of beneficial interests in the Global Receipts is limited to persons who maintain accounts with Euroclear and Clearstream or persons who hold interests through such persons.

The Bonds are admitted to trading on the London Stock Exchange's market for listed securities. The ISIN and Common Code for the Regulation S Receipts are XS0092763274 and 9276327, respectively. The ISIN and Common Code for the Rule 144A Receipts are XS0092763605 and 9276360, respectively.

12. The Bondholders' Meeting and the Bondholders' Resolution

The modification of the terms and conditions of the Bonds to implement the Consensual Restructuring Proposal requires the approval of the Bondholders' Resolution.

The Bondholders' Meeting has been convened at 10.00 a.m. (London time) on 10 December 2004 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED for the purpose of considering and, if thought fit, passing the Bondholders' Resolution to approve the Consensual Restructuring Proposal.

Bondholders will find set out at the end of this document a copy of the notice convening the Bondholders' Meeting. The text of the Bondholders' Resolution is set out in the notice of meeting attached to this document.

The results of voting at the Bondholders' Meeting will be notified by:

(A) publication in the Financial Times within two Business Days of such result being known;

(B) in the case of holders of Registered Bonds by posting, within two Business Days of such result being known, a notice to their respective addresses in the register; and

(C) by delivery, within two Business Days of such result being known, of a notice to Euroclear and Clearstream for communication to holders of interests in the Global Receipts.

A description of the voting arrangements for the Bondholders' Meeting applicable to holders of Registered Bonds is set out in Part XIII.

If a Bondholder wishes to enter into a Voting Agreement on or before 17 November 2004 (or such later date as the Company may decide) the Bondholder should contact the Company at its Registered Office.

The Company will announce the level of Voting Agreements received from Bondholders by no later than 5.00 p.m. on the 17th November or earlier in the event that Voting Agreements in respect of 75 per cent. of the Bonds are received.

13. Procedure for conversion of the Bonds

In order to obtain the New Shares to which they are entitled pursuant to the Consensual Restructuring Proposal, Bondholders must, amongst other things, return, or arrange the return of, a duly completed Conversion Form or Uncertificated Conversion Instruction.

Citibank (Channel Islands) Limited as holder of the Global Bonds will not complete any Conversion Forms. Conversion Forms in respect of Bonds represented by the Global Bonds should be completed by holders of interests in the corresponding Global Receipts. New A Ordinary Shares will not be issued to Citibank (Channel Islands) Limited or to, or to any nominee of or agent for, a person providing a clearance service or a person whose business includes issuing depositary receipts.

If you have any doubt as to the procedure to be followed you should contact, if you hold Certificated Registered Bonds or Uncertificated Registered Bonds, Lloyds TSB Registrars on 0870 600 0673 (if calling from the UK) or (+44) 1903 702767 (if calling from abroad) and, if you hold an interest in a Global Receipt, Citibank N.A. on (+44) 20 7508 3802 or (+44) 20 7508 3789. These helplines will not provide any financial advice.

Bondholders must return a Conversion Form or an Uncertificated Conversion Instruction order to receive New Shares.

No fractions of New Shares will be issued and no cash adjustment will be made. Entitlements will be rounded down to the nearest whole number of New Shares.

The steps that Bondholders must take in order to receive the New Shares they are entitled to pursuant to the Consensual Restructuring Proposal are set out in Part X.

14. Management Incentive Plan

The Company is proposing the Management Incentive Plan to incentivise the Group's senior management to achieve the business plan objective of increasing the profitability of the Group throughout its divisions and in its head office functions and to retain the senior management responsible for the delivery of the business plan. The Management Incentive Plan requires approval of the Shareholders and a resolution to approve the Management Incentive Plan will be put to the Shareholders at the same time as the resolution to approve the Consensual Restructuring Proposals is put to them. The Management Incentive Plan is under discussion with representatives of the Converting Creditors and therefore the definitive terms of the Management Incentive Plan adopted may

differ from the description in this document.

The Management Incentive Plan takes the form of a share option scheme under the terms of which options will be granted to the senior management group (of up to 50 individuals) in respect of up to 5.6 per cent. of the post-restructuring unissued equity of the Company. The award of options will be subject to vesting criteria linked to continuation in employment with a Group company over a period of up to three years and/or the achievement of performance targets set by reference to increase in the market capitalisation of the Company.

This Management Incentive Plan will ensure that the interests of the senior management group are closely aligned with the interests of shareholders following the Restructuring.

More details of the Management Incentive Plan are set out at Part IX of this document.

15. Risk Factors

The Group faces significant ongoing risks. The Company has an ongoing process for identifying, evaluating and managing these risks which is reviewed regularly by the Board. The principal risks facing the Group that are monitored on a continuing basis are set out in Part VIII.

16. Working Capital Statement

The Board is not in a position as at the date of this document to make a statement on the Company's working capital position following the implementation of the Consensual Restructuring Proposal. The work necessary to enable the Board to make such a statement is ongoing. It is the view of the Board that any delay in circulating this document would have jeopardized the overall timetable for the Restructuring. The Board will include a statement regarding the Company's working capital position following the implementation of the Consensual Restructuring Proposal in the circular to be sent to Shareholders in connection with the Consensual Restructuring Proposal. A copy of that shareholder circular will be sent to Bondholders at the same time that it is sent to Shareholders, which will be not less than seven days before the date of the Bondholders' Meeting.

17. Deloitte & Touche LLP

Deloitte & Touche LLP has given and has not withdrawn its written consent to the inclusion herein of the references to its name in the form and context in which they are included.

18. Role of Trustee

In accordance with normal practice, the Trustee does not express any opinion on the merits of the Consensual Restructuring Proposal or the matters contained in the Bondholders' Resolution but has authorised it to be stated that, on the basis of the information set out herein, it has no objection to the Bondholders' Resolution being submitted to the Bondholders for their consideration.

19. Recommendation

As explained in more detail in paragraph 2, the reasons the Board is seeking to implement the Restructuring now include the following requirements:

· the need to relieve the Company of its obligations to repay financing facilities that mature in May 2006 and to redeem the Bonds in 2007;

· the need to have sufficient cash resources during the next year; and

· the need to satisfy the CAA as to the Company's financial position.

The Board believes that if the Company is not able to restructure its balance sheet it is inevitable that the Company will cease trading and enter into insolvency proceedings. If that occurs the Board believes there will be no assets available for distribution to Shareholders and the Bondholders.

For these reasons the Board recommends you to vote in favour of the Bondholders' Resolution.

Yours faithfully,

Michael Beckett
Chairman

- ENDS -

END

RNS Number:2097F
MyTravel Group plc
15 November 2004

15 November 2004

MyTravel Group plc
Bondholder circular

MyTravel Group plc announces that on 12 November it posted a circular to holders of £216.3 million of 7% Subordinated Convertible Bonds due 2007 ("the Bonds") setting out the terms of the formal proposal to Bondholders for the conversion of the Bonds into MyTravel equity as part of the company's restructuring. Indications of support have been received from lending banks and facility providers holding a significant majority of the commitments involved. A circular will also be sent to the shareholders in due course.

The terms of the proposal to Bondholders are the same as those announced on 13 October 2004.

The Bondholders meeting is scheduled for 10 December 2004.

Enquiries:
Brunswick Group LLP 020 7404 5959
Fiona Antcliffe
Sophie Fitton
William Cullum

LETTER FROM THE CHAIRMAN OF THE COMPANY

Registered Office:
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

(Registered in England and Wales with Registered Number 724748)

Directors:
Michael Beckett Chairman
Peter McHugh Chief Executive
John Allkins Finance Director
David Allvey Non-Executive Director
Roger Burnell Non-Executive Director
Sir Thomas Farmer CBE Non-Executive Director

RNS Number:3666F
MyTravel Group plc
17 November 2004

17 November 2004

MyTravel Group plc

Bondholder Voting Agreements

MyTravel Group plc announces that as at 5.00 pm on 17 November it has received Voting Agreements from bondholders in respect of 0.23 per cent of the bonds.

As previously announced, while the Board would prefer to implement the restructuring of MyTravel on a consensual basis, it has prepared a contingency plan in case agreement is not reached. The company has begun the process of implementing the restructuring using a scheme of arrangement under section 425 of the Companies Act 1985, which does not require the approval of the bondholders. It has applied to the court for directions to convene the meetings of shareholders and creditors required to approve the scheme, and the hearing of this application is scheduled for 18 November.

MyTravel Group Chairman Michael Beckett says: "I am disappointed that so far the bondholders have not supported our consensual restructuring proposal, which I believe is more than fair to them. However I am encouraged that we have now received the support of the substantial majority of our lenders and facility providers. Restructuring the balance sheet is in the best interests of all our stakeholders. It will provide a sound basis for the business going forward and allow us to concentrate on offering our millions of customers good value, quality holidays."

Enquiries:

Brunswick Group LLP 020 7404 5959

Fiona Antcliffe, Sophie Fitton, William Cullum

RNS Number:5983F
MyTravel Group plc
24 November 2004

24 November 2004

MyTravel Group plc

MyTravel Group plc welcomes today's decision by the High Court that the company is able to restructure through a scheme of arrangement without the approval of the convertible bondholders, who have no economic interest in the company.

While the judge has ruled on a technical point that the scheme cannot go ahead as it is currently formulated, the company will submit an alternative approach to the Court this afternoon. The court has vindicated the company's decision to pursue the scheme of arrangement.

The company expects it will shortly be able to proceed with implementation of the scheme, which is designed to ensure the completion of its restructuring by the end of the year.

Ends

Enquiries:
Brunswick Group LLP 020 7404 5959
Fiona Antcliffe
William Cullum

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

25 November 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 25 November 2004, the Company filed with the London Stock Exchange an announcement regarding the Go Ahead for the Restructuring Scheme.

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-041125

24 November 2004

MyTravel Group plc

Restructuring scheme to go ahead

MyTravel Group plc is pleased that the High Court has now given directions for the meetings required to implement the company's scheme of arrangement. They will take place on 13 December 2004. This will allow the company to complete the restructuring in accordance with its plans.

The Board believes this is an important milestone in the restructuring process and the way is now clear for the restructuring to complete by the end of the year.

In the event that there is an appeal against the court's decision, the company will proceed with the scheme process while the appeal process takes its course.

Ends

Enquiries:
Brunswick Group LLP 020 7404 5959
Fiona Antcliffe
William Cullum